

FOR IMMEDIATE RELEASE

COMPANY'S DIRECTOR RESIGNATION

(Santiago, Chile, March 2nd, 2010) Madeco S.A. ("Madeco" or "the Company") (Public, OTC: MADKY; prior NYSE ticker: MAD) in accordance with the Laws and General Rules of the *Superintendencia de Valores y Seguros* (Chilean Securities and Insurance Superintendency, or "SVS"), reported today:

Mr. Augusto Iglesias Palau, an independent director of the Company, submitted his resignation to the Board of Directors yesterday and therefore the Directors' Committee of Madeco S.A. The resignation is explained due to his appointment as Vice-Secretary of Social Pension of the new Chilean government that will take over on March 11, 2010. The Company's Board accepted his resignation at its meeting held on March 1st, 2010.

For further information contact:
Jose Luis Valdes M.
Head of Investor Relations
Tel.   : (56 2) 520-1388
Fax   : (56 2) 520-1545
E-mail   : ir@madeco.cl
Web Site   : www.madeco.cl

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Madeco formerly *Manufacturas de Cobre* MADECO S.A., was incorporated in 1944 as an open stock corporation according to Chilean law. Currently it has operations in Chile, Peru and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging for mass consumer products, such as foods, snacks and cosmetics. More information on www.madeco.cl

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in Company's strategy, or in capital spending, or reflect the occurrence of unanticipated events.